                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 FORM 12b-25

                                                                    1-13415
                                                                ---------------
                                                                SEC FILE NUMBER

                                                                ---------------
                                                                 CUSIP NUMBER

                          NOTIFICATION OF LATE FILING

(Check One):[ ]Form 10-K [ ]Form 11-K [ ]Form 20-F [X]Form 10-Q [ ]Form N-SAR

                 For Period Ended: June 30, 1999
                                   -------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR

                 For the Transition Period Ended:
                                                  ---------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Notification relates to entire filing.
--------------------------------------------------------------------------------

                       PART I - REGISTRANT INFORMATION

Consolidated Resources Health Care Fund II
--------------------------------------------------------------------------------
Full name of Registrant

Not applicable.
--------------------------------------------------------------------------------
Former name if applicable

1175 Peachtree Street, Suite 710
--------------------------------------------------------------------------------
Address of principal executive office

Atlanta, Georgia 30361
--------------------------------------------------------------------------------
City, State and Zip Code


                        PART II - RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

                             PART III - NARRATIVE

     State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     The Registrant has experienced a delay in completing the financial statement and Management's Discussion and Analysis portions of its Form 10-Q for the fiscal quarter ended June 30, 1999, which delay could not be overcome without unreasonable effort and expense, as a result of the following:

     A change in ownership occurred during the previous fiscal year with respect to the Managing General Partner of the Registrant resulting in replacement of certain officers of the Registrant. As a result, the Registrant has experienced continued difficulty in transitioning the accounting systems. This problem with transitioning resulted in the accounting personnel being unable to prepare and verify the financial statements for the Form 10-Q. The transition and verification of information will be completed within the time period described in this Form 12b-25.

                         PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

      John F. McMullan
      Chief Financial Officer           (404)               873-1919
      --------------------------     -----------        ------------------
               (Name)                (Area Code)        (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                   Consolidated Resources Health Care Fund II
--------------------------------------------------------------------------------
                  (Name of Registrant as specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                By   /s/ John F. McMullan
                                     ------------------------------------------
                                     Name: John F. McMullan
                                     Title: Chief Financial Officer, Welcare
                                     Service Corporation - II, Managing General
                                     Partner
Date:  August 17, 1999


                                      -2-